June 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telix Pharmaceuticals Limited Request to Withdraw Registration Statement on Form F-6 Initially Filed on May 30, 2024 (File No.: 333-279808)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), JPMorgan Chase Bank, N.A. (the “Depositary”), acting solely on behalf of the legal entity created by the Deposit Agreement to be entered into among Telix Pharmaceuticals Limited (the “Company”), the Depositary and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form F-6 (File No. 333-279808), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 30, 2024.

No securities have been sold or will be sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal via email or facsimile to our counsel, Scott A. Ziegler, Esq. of Ziegler, Ziegler & Associates LLP, at ziegler@zza.net or (212) 319-7600.  If you have any questions or require additional information, please do not hesitate to contact Scott A. Ziegler, Esq. of Ziegler, Ziegler & Associates LLP, at ziegler@zza.net or (212) 319-7600.

Very truly yours,

Legal entity created by the form of Deposit Agreement for the issuance of
ADRs evidencing American Depositary Shares

By:          JPMORGAN CHASE BANK, N.A., as Depositary

By:          /s/ Gregory A. Levendis
Name:          Gregory A. Levendis
Title:          Executive Director